                               1995 ANNUAL REPORT

                                                  1995
- --------------------------------------------------------------------------------
Prudential-Bache/                                 Annual
Watson & Taylor, Ltd.-2                           Report

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2
                               1995 Annual Report

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Prudential-Bache/Watson & Taylor, Ltd.-2

We have audited the accompanying statements of financial condition of Prudential-Bache/Watson & Taylor, Ltd.-2 as of December 31, 1995 and 1994, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Prudential-Bache/Watson & Taylor, Ltd.-2 as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note B to the financial statements, in 1995, the Partnership changed its method of accounting for the carrying value of real estate by adopting Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Ernst & Young LLP

New York, New York

February 16, 1996

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1995             1994
- ----------------------------------------------------------------------------------------------------
ASSETS
Land                                                                   $ 4,903,072      $ 4,903,072
Buildings and improvements                                              17,407,397       17,246,589
Furniture, fixtures and equipment                                          481,755          474,249
Less: Accumulated depreciation                                          (8,274,973 )     (7,511,313 )
     Allowance for loss on impairment of assets                         (1,418,000 )     (1,418,000 )
                                                                       ------------     ------------
Property                                                                13,099,251       13,694,597
Cash and cash equivalents                                                  957,903          547,459
Other assets                                                                29,295           21,344
                                                                       ------------     ------------
Total assets                                                           $14,086,449      $14,263,400
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued expenses                                  $   114,004      $    76,563
Accrued real estate taxes                                                  105,458           99,405
Deposits due to tenants                                                     88,910           62,660
Due to affiliates, net                                                      66,280           24,557
Unearned rental income                                                      46,166           50,002
                                                                       ------------     ------------
Total liabilities                                                          420,818          313,187
                                                                       ------------     ------------
Contingencies
Partners' capital
Limited partners (51,818 limited and equivalent units issued and
  outstanding)                                                          13,729,712       14,011,448
General partners                                                           (64,081 )        (61,235 )
                                                                       ------------     ------------
Total partners' capital                                                 13,665,631       13,950,213
                                                                       ------------     ------------
Total liabilities and partners' capital                                $14,086,449      $14,263,400
                                                                       ------------     ------------
                                                                       ------------     ------------
- ----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                        ---------------------------------------------
                                                             1995              1994           1993
- -----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                             $ 2,822,490       $2,604,144     $2,451,667
Interest                                                       18,864           11,826         10,054
                                                        ---------------     ----------     ----------
                                                            2,841,354        2,615,970      2,461,721
                                                        ---------------     ----------     ----------
EXPENSES
Property operating                                          1,039,761          938,587        904,712
Depreciation                                                  763,660          733,229        715,361
General and administrative                                    298,370          277,636        243,939
Real estate taxes                                             250,259          263,733        250,628
                                                        ---------------     ----------     ----------
                                                            2,352,050        2,213,185      2,114,640
                                                        ---------------     ----------     ----------
Net income                                                $   489,304       $  402,785     $  347,081
                                                        ---------------     ----------     ----------
                                                        ---------------     ----------     ----------
ALLOCATION OF NET INCOME
Limited partners                                          $   484,411       $  398,757     $  343,610
General partners                                                4,893            4,028          3,471
                                                        ---------------     ----------     ----------
                                                          $   489,304       $  402,785     $  347,081
                                                        ---------------     ----------     ----------
                                                        ---------------     ----------     ----------
Net income per limited partnership unit                   $      9.40       $     7.73     $     6.66
                                                        ---------------     ----------     ----------
                                                        ---------------     ----------     ----------
- -----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED        GENERAL
                                                           PARTNERS       PARTNERS         TOTAL
- ---------------------------------------------------------------------------------------------------
Partners' capital (deficit)--December 31, 1992            $15,180,890     $(49,410 )    $15,131,480
Net income                                                    343,610        3,471          347,081
Distributions                                                (878,048)      (8,882 )       (886,930)
                                                          -----------     ---------     -----------
Partners' capital (deficit)--December 31, 1993             14,646,452      (54,821 )     14,591,631
Net income                                                    398,757        4,028          402,785
Distributions                                              (1,033,761)     (10,442 )     (1,044,203)
                                                          -----------     ---------     -----------
Partners' capital (deficit)--December 31, 1994             14,011,448      (61,235 )     13,950,213
Net income                                                    484,411        4,893          489,304
Distributions                                                (766,147)      (7,739 )       (773,886)
                                                          -----------     ---------     -----------
Partners' capital (deficit)--December 31, 1995            $13,729,712     $(64,081 )    $13,665,631
                                                          -----------     ---------     -----------
                                                          -----------     ---------     -----------
- ---------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2
                            (a limited Partnership)
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended December 31,
                                                        ----------------------------------------------
                                                             1995              1994            1993
- ------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income and deposits received                       $ 2,836,953       $ 2,643,526     $2,388,310
Interest received                                              18,864            11,826         10,054
General and administrative expenses paid                     (235,304)         (357,496)      (240,197)
Property operating expenses paid                           (1,023,664)       (1,000,891)      (990,453)
Real estate taxes paid                                       (244,205)         (261,994)      (267,410)
                                                        ---------------     -----------     ----------
Net cash provided by operating activities                   1,352,644         1,034,971        900,304
CASH FLOWS FROM INVESTING ACTIVITIES
Property improvements                                        (168,314)         (129,307)      (137,242)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid                                           (773,886)       (1,063,610)      (878,048)
                                                        ---------------     -----------     ----------
Net increase (decrease) in cash and cash equivalents          410,444          (157,946)      (114,986)
Cash and cash equivalents at beginning of year                547,459           705,405        820,391
                                                        ---------------     -----------     ----------
Cash and cash equivalents at end of year                  $   957,903       $   547,459     $  705,405
                                                        ---------------     -----------     ----------
                                                        ---------------     -----------     ----------
- ------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
OPERATING ACTIVITIES
Net income                                                $   489,304       $   402,785     $  347,081
                                                        ---------------     -----------     ----------
Adjustments to reconcile net income to
  net cash provided by operating activities:
Depreciation                                                  763,660           733,229        715,361
Changes in:
Other assets                                                   (7,951)           47,363        (32,813)
Accounts payable and accrued expenses                          37,441           (94,526)      (145,078)
Accrued real estate taxes                                       6,053             1,739        (16,782)
Due to affiliates, net                                         41,723           (47,638)        23,079
Deposits due to tenants                                        26,250            (1,997)        33,789
Unearned rental income                                         (3,836)           (5,984)       (24,333)
                                                        ---------------     -----------     ----------
Total adjustments                                             863,340           632,186        553,223
                                                        ---------------     -----------     ----------
Net cash provided by operating activities                 $ 1,352,644       $ 1,034,971     $  900,304
                                                        ---------------     -----------     ----------
                                                        ---------------     -----------     ----------
- ------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
Distributions to partners                                 $  (773,886)      $(1,044,203)    $ (886,930)
Increase (decrease) in distribution payable                        --           (19,407)         8,882
                                                        ---------------     -----------     ----------
Distributions paid to partners                            $  (773,886)      $(1,063,610)    $ (878,048)
                                                        ---------------     -----------     ----------
                                                        ---------------     -----------     ----------
- ------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2
                            (a limited Partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache/Watson & Taylor, Ltd.-2 (the ``Partnership'') is a Texas limited partnership formed on November 14, 1983 which will terminate on December 31, 2050 unless terminated sooner under the provisions of the Amended and Restated Certificate and Agreement of Limited Partnership (the ``Partnership Agreement''). The Partnership was formed for the purpose of acquiring, owning, developing and operating mini-storage and business center facilities. The general partners of the Partnership are Prudential-Bache Properties, Inc. (``PBP''), a wholly-owned subsidiary of Prudential Securities Group Inc., George
S. Watson, and A. Starke Taylor, III (collectively, the ``General Partners''). PBP is the Managing General Partner and is responsible for the day-to-day operations of the Partnership and its investments. At December 31, 1995, the Partnership owned eight properties.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Certain balances from prior years have been reclassified to conform with the current year's financial statement presentation.

Property

   Effective December 31, 1995, the Partnership adopted Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.'' Under SFAS No. 121, impairment of properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the properties' carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its estimated fair value. For properties that are held for sale, SFAS No. 121 states that they should be recorded at the lower of carrying amount or estimated fair value less costs to sell. On December 15, 1995, the Management Committee of the Partnership determined to seek bids for all of the properties held by the Partnership. Accordingly, effective December 31, 1995, the Partnership has reclassified its properties from held for use to held for sale and has ceased depreciating the properties for financial statement purposes only. The adoption of SFAS No. 121 had no material effect on the financial position of the Partnership as of December 31, 1995.

   The determination of estimated fair value is based, not only upon future cash flows, which rely upon estimates and assumptions including expense growth, occupancy and rental rates, but also upon market capitalization and discount rates as well as other market indicators. The General Partners believe that the estimates and assumptions used are appropriate in evaluating the carrying amount of the Partnership's properties. However, changes in market conditions and circumstances may occur in the near term which would cause these estimates and assumptions to change, which, in turn, could cause the amounts ultimately realized upon the sale or other disposition of the properties to differ materially from their estimated fair value. Such changes may also require write-downs in future years.

   Prior to December 31, 1995, the Partnership carried its property investments at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property. Property investments were depreciated or amortized using the straight-line method over their estimated economic lives which range from 5 to 25 years depending on property type. A provision for loss on impairment of assets was recorded when estimated amounts recoverable through future operations and ultimate disposition of the property on a undiscounted basis were below depreciated cost.

Cash and cash equivalents

   Cash and cash equivalents include money market funds whose cost approximates market value.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Net income from operations is allocated 99% to the limited partners and 1% to the General Partners. Net loss from operations is allocated 92% to the limited partners and 8% to the General Partners.

   Cash from operations is being distributed 99% to the limited partners and 1% to the General Partners. Proceeds from the sale of the properties and liquidation of the Partnership will be distributed in accordance with the Partnership Agreement.

   Net income per limited partnership unit is based on 51,560 limited and equivalent units outstanding, which excludes 258 equivalent units held by PBP (see Note E) for which PBP has waived all of its rights therein. Per unit amounts for 1993 have been restated to eliminate the equivalent units held by PBP.

C. Property

   The Partnership's property is comprised of the following:

                                                   December 31,
                                            ---------------------------
                                               1995            1994
                                            -----------     -----------
Arlington-Arlington, Texas                  $ 2,640,040     $ 2,751,933
Arapaho-Richardson, Texas                     2,219,881       2,333,594
South May/I-240-Oklahoma City, Oklahoma       1,331,989       1,392,284
Santa Fe/79th St.-Oklahoma City,
  Oklahoma                                      836,911         845,778
South May/44th St.-Oklahoma City,
  Oklahoma                                      754,917         757,343
Timbercrest-Tulsa, Oklahoma                   2,911,633       3,032,380
Cherry Hill-Cherry Hill, New Jersey             897,174         939,270
Hampton Park-Capitol Heights, Maryland        2,924,706       3,060,015
                                            -----------     -----------
                                             14,517,251      15,112,597
Less: allowance for loss on
      impairment of assets                   (1,418,000)     (1,418,000)
                                            -----------     -----------
                                            $13,099,251     $13,694,597
                                            -----------     -----------
                                            -----------     -----------

   For the years ended December 31, 1995, 1994 and 1993, the following properties' rental revenue exceeded 15% of the Partnership's total revenue:

                      1995          1994          1993
                      ----          ----          ----
Arapaho                19%           19%           20%
Arlington              17            18            18

   No single tenant accounted for 10% or more of the total revenue for any of the three years in the period ended December 31, 1995.

D. Minimum Future Lease Revenues

   The Partnership earns a majority of its rental income from month-to-month and other short-term leasing arrangements. The Partnership also has certain noncancellable operating leases on the Partnership's properties. The minimum future rental revenues receivable under these noncancellable operating leases at the Partnership's improved properties are approximately $205,000 and $41,000 for the years ending December 31, 1996 and 1997, respectively.

E. Related Parties

   PBP and its affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management, transfer and assignment functions, asset management, investor communications, printing and other administrative services. PBP and its affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership which are reimbursable to PBP and its affiliates for the years ended December 31, 1995, 1994 and 1993 were approximately $104,000 $95,000 and $101,000, respectively.

   Affiliates of Messrs. Watson and Taylor, the individual General Partners, also perform certain administrative and monitoring functions on behalf of the Partnership. In 1994, the Partnership recorded approximately $31,000 for the reimbursement of certain prior periods' general, administrative and monitoring expenses incurred by affiliates of the individual General Partners. Approximately $24,000 was incurred in 1995.

   PBP and the individual General Partners of the Partnership, own 258, 130 and 130 equivalent limited partnership units, respectively. PBP receives funds from the Partnership, such as General Partner distributions and reimbursement of expenses, but waived all of its rights resulting from its ownership of equivalent limited partnership units. Accordingly, limited partner distributions per Unit and net income per Unit are calculated net of 258 equivalent limited partnership Units.

   Prudential Securities Incorporated (``PSI''), an affiliate of PBP, owns 180 limited partnership units at December 31, 1995.

F. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1995, 1994 and 1993, respectively:

                                                                   1995        1994          1993
- -----------------------------------------------------------------------------------------------------
Net income per financial statements                              $489,304    $ 402,785    $   347,081
Rent received in advance, net of reversal of prior year amount     (3,836)      (5,984)       (24,333)
Bad debt (recovery) provision for book purposes                   (25,000)     (15,000)        40,000
Tax depreciation and amortization in excess of book amounts      (234,947)    (357,299)      (376,058)
                                                                 --------    ---------    -----------
Tax basis net income (loss)                                      $225,521    $  24,502    $   (13,310)
                                                                 --------    ---------    -----------
                                                                 --------    ---------    -----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

G. Contingencies

   By order of the Judicial Panel on Multidistrict Litigation dated April 14, 1994, a number of purported class actions then pending in various federal district courts were transferred to a single judge of the United States District Court for the Southern District of New York and consolidated for pretrial proceedings under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket 1005). On June 8, 1994, plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees and PBP. The Partnership was not named a defendant in the consolidated complaint, but the name of the Partnership was listed as being among the limited partnerships at issue in the case.

   On August 9, 1995, PBP, PSI and other Prudential defendants entered into a Stipulation and Agreement of Partial Compromise and Settlement with legal counsel representing plaintiffs in the consolidated actions. The court preliminarily approved the settlement agreement by order dated August 29, 1995 and, following a hearing held November 17, 1995, found that the agreement was fair, reasonable, adequate and in the best interests of the plaintiff class. The court gave final approval to the settlement, certified a class of purchasers of specific limited partnerships, including the Partnership, released all settled claims by members of the class against the PSI settling defendants and permanently barred and enjoined class members from instituting, commencing or prosecuting any settled claim against the released parties. The full amount due under the settlement agreement has been paid by PSI.

H. Subsequent Event

   In February 1996, distributions of approximately $191,000 and $2,000 were paid to the limited partners and to the General Partners, respectively, for the quarter ended December 31, 1995.

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership owns and operates five mini-warehouse/business center facilities and three mini-warehouse facilities. On December 15, 1995, the Management Committee of the Partnership determined to seek bids for all the properties held by the Partnership. As of March 22, 1996, preliminary bids have been received for all properties. If bids for the properties are deemed acceptable by the Partnership, the Partnership intends to enter into agreements to sell the properties, subject to the approval of the limited partners owning a majority of the Units as required by the Partnership Agreement. If such sales are approved and consummated, the Partnership will liquidate and distribute its net assets to its partners. There can, of course, be no assurance that acceptable bids will be received or that any transactions will be consummated.

   During the year ended December 31, 1995, the Partnership's cash and cash equivalents increased by approximately $410,000 due to net cash from property operations in excess of capital expenditures and distributions to the partners. Distributions during the year ended December 31, 1995 totaled approximately $774,000 of which $766,000 was paid to the limited partners and $8,000 to General Partners. These distributions were funded from property operations.

   The Partnership's ability to make future distributions to the partners and the amount that may be made will be affected not only by the amount of cash generated by the Partnership from the operations of its properties, but also by the amount expended for property improvements and the amount set aside for anticipated property improvements. Property improvements are currently budgeted at approximately $127,000 for 1996.

Results of Operations

   Average occupancy rates for the years ended December 31, 1995, 1994 and 1993 were as follows:

                                                          December 31,
                                                   ---------------------------
                      Property                     1995       1994       1993
                      --------------------------------------------------------
                      Arlington                     90.8%      91.4%      86.2%
                      Arapaho                       94.3       92.6       92.9
                      South May/I-240               86.4       87.5       77.9
                      Santa Fe                      87.9       97.5       91.8
                      South May/44th St.            96.6       94.7       86.8
                      Timbercrest                   95.4       92.7       88.8
                      Cherry Hill                   89.5       87.4       84.2
                      Hampton Park                  92.9       82.2       78.6
                      --------------------------------------------------------

   (Average occupancy rates are calculated by averaging the monthly occupancies determined by dividing occupied square footage by available square footage as of each month-end.)

1995 vs. 1994

   Net income increased by approximately $87,000 for the year ended December 31, 1995 as compared to the year ended December 31, 1994 for the reasons discussed below.

   Rental income increased by approximately $218,000 for the year ended December 31, 1995 as compared to the year ended December 31, 1994. Rental income increased primarily due to improved rental rates at all properties. In addition, all of the properties except Arlington, South May/I-240 and Santa Fe had an increase in average occupancies.

   Property operating expenses increased by approximately $101,000 for the year ended December 31, 1995 compared to the year ended December 31, 1994. These increases were due to higher property level payroll costs at all properties except Santa Fe, higher utility expense at all properties except South May /I-240 and Arapaho, and increased insurance expense primarily at Arlington and Hampton Park. These
                                       10
increases were partially offset by decreases in repairs and maintenance expense especially at Arapaho, Timbercrest, South May/I-240 and Cherry Hill. Management fees also increased because they are based on rental income. In addition, leasing commissions have increased since more of the commercial units have been leased.

   General and administrative expenses increased by approximately $21,000 for the year ended December 31, 1995 as compared to the year ended December 31, 1994. The increases are primarily due to increased professional fees and higher costs associated with administering the Partnership.

1994 vs. 1993

   Net income increased by approximately $56,000 for the year ended December 31, 1994 as compared to the year ended December 31, 1993 for the reasons discussed below.

   Rental income increased by approximately $152,000 for the year ended December 31, 1994 as compared to the year ended December 31, 1993. Rental income increased due to increases in average occupancies at the Cherry Hill, South May/I-240, Santa Fe, and South May/44th St. properties and an increase in average rental rates at the Arapaho property. These increases were partially offset by fluctuating average occupancies and rental rates at the Timbercrest property. Rental income remained stable at the Arlington property because higher average occupancy was offset by lower rental rates. The increased rental income also reflects the impact of a non-recurring write-off of uncollectible receivables at Hampton Park recorded in 1993.

   Property operating expenses increased by approximately $34,000 for the year ended December 31, 1994 compared to the year ended December 31, 1993 due primarily to increases in property level payroll costs, insurance rates and repairs and maintenance expenses at the Hampton Park and Timbercrest properties.

   General and administrative expenses increased by approximately $34,000 for the year ended December 31, 1994 as compared to the the year ended December 31, 1993 due to an accrual in 1994 of current and prior periods' general, administrative and monitoring expenses owed to affiliates of the individual General Partners and, to a lesser extent, a refund of legal fees received in 1993.

                               OTHER INFORMATION

      The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential-Bache/Watson & Taylor, Ltd.-2
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

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                                      PAID
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